

VIA FACSIMILE AND U.S. MAIL

March 29, 2007

Mr. Matthew F. Hilzinger
Senior Vice President and Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, IL 60680-5379

> **Re: Exelon Corporation, File No. 1-16169**
> **Exelon Generation Company, LLC, File No. 333-85496**
> **Commonwealth Edison Company, File No. 1-1839**
> **PECO Energy Company, File No. 0-16844**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 13, 2007**

Dear Mr. Hilzinger:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 4. Regulatory Issues, page 210

1. Please disclose your authorized return on rate base for each subsidiary, as applicable.

Note 14. Retirement Benefits, page 263

2. Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 18. Commitments and Contingencies, page 278

Fund Transfer Restrictions, page 294

3. In light of the dividend restrictions placed on Generation, ComEd and PECO, please explain to us in detail how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant